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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25



                                                 Commission File Number 0-23027


                           NOTIFICATION OF LATE FILING


                                  (Check One):
[X]  Form 10-K      [ ] Form 11-K            [ ] Form 20-F       [ ] Form 10-Q


For Period Ended:  October 25, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I- Registrant Information

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Full Name of Registrant:   Compass Plastics & Technologies, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number):
                                                    15730 South Figueroa Street
                                                -------------------------------

City, State and Zip Code: Gardena, California  90248
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Part II - Rule 12b-25(b)and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report or portion thereof will be
                  filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


         The Company's Annual Report on Form 10-K for the fiscal year ended October 25, 1998 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain financial and other information required to be included in the Form 10-K. The Company's Annual Report on Form 10-K will be filed as soon as practicable.



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Part IV - Other Information

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(1)      Name and telephone number of person to contact in regard to this notification:

             Paul J. Iacono                (323)                770-8771
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                 (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                      [X]   Yes      [ ]    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]   Yes      [ ]    No

         The Registrant expects to report a net loss of approximately $2.5 million on total revenues of approximately $50 million for the fiscal year ended October 25, 1998, as compared to $2.1 million of net income on total revenues of approximately $44 million for the previous fiscal year. Included in the Registrant's expected results is a non-recurring loss on the sale of the Registrant's Gardena, California real estate of approximately $1.38 million. The expected loss is a continuation of events previously disclosed in the Registrant's Quarterly Report on Form 10-Q for the period ended July 26, 1998.




                      COMPASS PLASTICS & TECHNOLOGIES, INC.
                      -------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  January 22, 1999                   By: /s/ Paul J. Iacono
                                              -----------------------------
                                              Paul J. Iacono
                                              Vice President-Finance and
                                              Chief Financial Officer


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